FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Northgate Minerals Corporation
Suite 406
815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

Item 2 - Date of Material Change:

February 18, 2008.

Item 3 – News Release:

A news release was issued on February 18, 2008 through the facilities of CNW Group’s Newswire, a copy of which is attached hereto as Schedule “A”.

Item 4 – Summary of Material Change:

Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) (“Northgate”) announced the successful completion of its acquisition for Perseverance Corporation Ltd. (“Perseverance”), which was originally announced on October 29, 2007 and subsequently approved by Perseverance securityholders in three separate Schemes of Arrangement.

Item 5 – Full Description of Material Change:

Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) (“Northgate”) announced the successful completion of its acquisition for Perseverance Corporation Ltd. (“Perseverance”), which was originally announced on October 29, 2007 and subsequently approved by Perseverance securityholders in three separate Schemes of Arrangement.

Ken Stowe, President and CEO, commented, “After a lengthy process, we are extremely pleased to announce the completion of this transaction, which marks an important milestone for Northgate. Our targeted objective has been significant production growth in stable jurisdictions and the Perseverance transaction is exactly that. We are now an unhedged, multi-mine gold producer with three fully permitted operations in Canada and Australia, with combined production of over 400,000 ounces of gold expected in 2008. We are in an excellent position to further our growth through the development and exploration at our existing operations and projects while continuing to evaluate additional acquisition opportunities.”

Northgate will include the results of its newly acquired Australian operations in its consolidated financial results for the period ending March 31, 2008. Northgate also plans to update its previously released 2008 production guidance to include the Fosterville and Stawell mines acquired in the transaction.

FORWARD-LOOKING STATEMENTS:

This material change report contains certain “forward-looking statements” and “forward-looking information” under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the future activities of and developments related to Perseverance and Northgate prior to the completion of the transaction and the combined company after the completion of the transaction, market position, and future financial or operating performance of Northgate or Perseverance, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2006 or under the heading “Risks and Uncertainties” in Northgate’s 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

Ken Stowe, President and Chief Executive Officer, Northgate Minerals Corporation
Tel. (416) 216-2772

or

Keren Yun, Director, Investor Relations, Northgate Minerals Corporation
Tel. (416) 216-2781

Item 9 – Date of Report:

February 21, 2008

Schedule “A”

NORTHGATE COMPLETES ACQUISITION OF PERSEVERANCE
Emerges as an Unhedged Multi-Mine Gold Producer

VANCOUVER, February 18, 2008 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) is pleased to announce the successful completion of its acquisition for Perseverance Corporation Ltd. (“Perseverance”), which was originally announced on October 29, 2007 and subsequently approved by Perseverance securityholders in three separate Schemes of Arrangement.

Ken Stowe, President and CEO, commented, “After a lengthy process, we are extremely pleased to announce the completion of this transaction, which marks an important milestone for Northgate.  Our targeted objective has been significant production growth in stable jurisdictions and the Perseverance transaction is exactly that.  We are now an unhedged, multi-mine gold producer with three fully permitted operations in Canada and Australia, with combined production of over 400,000 ounces of gold expected in 2008.  We are in an excellent position to further our growth through the development and exploration at our existing operations and projects while continuing to evaluate additional acquisition opportunities.”

Northgate will include the results of its newly acquired Australian operations in its consolidated financial results for the period ending March 31, 2008.  The company also plans to update its previously released 2008 production guidance to include the Fosterville and Stawell mines acquired in the transaction.

* * * * * *

NORTHGATE MINERALS CORPORATION is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia.  The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting steady production growth through further acquisition opportunities in stable mining jurisdictions around the world.  Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

* * * * * *

FORWARD-LOOKING STATEMENTS:

This news release includes certain “forward-looking statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading “Risk and Uncertainties” in Northgate’s 2006 Annual Report and under the heading “Risk Factors” in Northgate’s 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Ms. Keren R. Yun
Investor Relations

Tel: 416-216-2781           Email: ngx@northgateminerals.com           Website: www.northgateminerals.com